Grupa Hotelowa

Warsaw, 2007-01-15

07020971

SEC MAIL RECEIVED PROCESSING
FEB - 6 2007
WASH. D.C. 186 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed a current report no 1/2007 concerning the dates of submitting periodical financial reports to the Securities and Exchanges' Commission in Warsaw.

Best regards

Alain Billy

Member of the Management Board

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

dw 2/12

Current report no. 1/2007

Orbis S.A. 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs of the dates in 2007 on which periodical financial reports will be made available to the Polish Financial Supervision Authority, the Stock Exchange and the Polish Press Agency (PAP).

Extended quarterly consolidated reports:

Report for the first quarter of 2007	May 15, 2007
Report for the second quarter of 2007	August 14, 2007
Report for the third quarter of 2007	November 14, 2007
Report for the fourth quarter of 2007	February 28, 2008

Extended semi-annual consolidated report:

Report for the semi-annual period of 2007	September 28, 2007

Annual reports:

Annual report for 2007	April 29, 2008
Annual consolidated report for 2007	April 29, 2008

END